Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel. +1.215.963.5000
Fax: +1.215.963.5001
www.morganlewis.com

John J. O’Brien

Associate

215.963.4969

April 3, 2015

FILED AS EDGAR CORRESPONDENCE

Ms. Elisabeth Bentzinger

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Response letter to comments on Pre-Effective Amendments No. 2 to Registration Statement on Form N-1A of SEI Catholic Values Trust (File Nos. 333-200973 and 811-23015)

Dear Ms. Bentzinger:

Set forth below are your comments (as provided via teleconference on March 30, 2015), and our responses to those comments, on Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A of SEI Catholic Values Trust (the “Trust”) filed under the Investment Company Act of 1940, as amended (“1940 Act”), and the Securities Act of 1933, as amended, with the Securities and Exchange Commission (“SEC”) on March 27, 2014 regarding the registration of shares of the Catholic Values Equity Fund and Catholic Values Fixed Income Fund, each a series of the Trust (together, the “Funds”).  Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and/or Statement of Additional Information included in the Registration Statement.

1.              Comment:  Please confirm that for purposes of the Funds’ 80% policies, any derivative instruments must be valued at market/fair value rather than notional value.  It is the SEC Staff’s position that the 80% test required under Rule 35d-1 under the 1940 Act is an asset-based test, not an exposure test and that, accordingly, the Funds may not use notional value for purposes of Rule 35d-1.

Response:  We are not aware of any formal SEC or SEC staff position as to how funds must calculate the asset value of derivatives for purposes of Rule 35d-1.  To the contrary, in 2011, the SEC specifically requested comment on how derivatives should be valued for a variety of asset-based tests under the 1940 Act,(1)  and, to our knowledge, no formal SEC or SEC staff position relating to this issue has been issued since the 2011 request for comment. Nonetheless, each of the Catholic Values Equity Fund and Catholic Values Fixed Income Fund confirms that for purposes of its 80% policy, any derivative instruments will be valued at market/fair value rather than notional value.  Please note that the Funds reserve the right to alter how they value derivatives for purposes of their 80% policies based on subsequent guidance from the SEC or SEC staff or in response to modifications to the SEC Staff’s position.

2.              Comment:  Please enhance the disclosure in the Catholic Values Fixed Income Fund’s principal investment strategy to more clearly indicates that for purposes of the Fund’s 80% test, the Fund considers floating rate and variable rate securities to be fixed income securities.

Response:  In response to your comment, we will amend the first sentence of the Fund’s principal investment strategy to read (new text in bold, italics): “Under normal market conditions, at least 80% of the Fund’s net assets (plus the amount of any borrowing for investment purposes) will be invested in a diversified portfolio of bonds and other debt obligations of varying maturities, which may include floating rate and variable rate securities.”

I hereby acknowledge on behalf of the Trust that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Sincerely,
/s/ John J. O’Brien
John J. O’Brien

(1)                                 See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, Investment Company Act Rel. No. 29,776, 76 Fed. Reg. 55,237 (Sep. 7, 2011).  For example, the SEC asked whether the use of the notional amount of a derivative, rather than its liquidation value, would better achieve the purposes of the diversification provisions of the 1940 Act.